UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [September], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )                No                Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )                No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The registrant files with the Korea Securities Exchange the notice dated September 13, 2004. Attached is English language version of the notice.

The following table sets forth the summary of judgment for Patent Infringement Lawsuits against Nexscien Co., Ltd.

1. Litigant	Plaintiff	Mirae Corporation

	Defendant	Nexscien Co., Ltd.

2. Date on the lawsuit filed (or receipt date of judgment)	September 13, 2004

3. Summary of judgment	The District Court in Suwon dismissed the suits that Mirae Corporation filed patent-infringement and damage compensation against Nexscien Co., Ltd.

4. Reason of Judgment	Patent advocacy with Mirae Corporation is not able to approve it’s coverage of patent right because Mirae Corporation had already actual business delivery results using this patent before application for a patent.

5. General Measures	Mirae Corporation is considering an appeal and will disclose again when a complaint was settled.

6. Total Assets (as of December 2003)	197,010,801,087 won

7. Other	- Related date of litigation: December 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative Of Investor Relations Team